# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BurTech Acquisition Corp II, CIK 0002098707
CUSIP: G1810A108
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 5601 Arbor Lane, Coral Gables, Florida (FL), 33156
Date of event which requires filing of this statement: 05/26/2026
Filed by CIK 0002098563
Persons authorized to receive notices and communications: Shahal M. Khan, 5601 Arbor Lane, Coral Gables, Florida (FL), 33156, (202) 790-8050

## Reporting persons
- Burtech Sponsor II LLC (CIK 0002098563): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 3,789,857; shared voting power 0; sole dispositive power 3,789,857; shared dispositive power 0; aggregate amount beneficially owned 3,789,857 (30.87% of the class)
  Comment: (1) Consists of (i) 222,000 Class A ordinary shares underlying the private placement units held directly by Burtech Sponsor II LLC, a Delaware limited liability company and the sponsor of the Issuer ("Sponsor"), and (ii) 3,567,857 Class B ordinary shares held directly by the Sponsor, of which 514,286 Class B ordinary shares are subject to forfeiture if the underwriter does not exercise its over-allotment option in full. Shahal Khan and Roman Livson are the managing members of the Sponsor. Therefore, Mr. Khan and Mr. Livson have voting and investment power over the ordinary shares held by the Sponsor.
  
  (2) Based on 12,274,857 ordinary shares deemed to be outstanding, including (i) 8,000,000 Class A ordinary shares issued in the public offering, (ii) 3,567,857 Class B ordinary shares held the Sponsor, of which 514,286 Class B ordinary shares are subject to forfeiture if the underwriter does not exercise its over-allotment option in full, (iii) 375,000 Class B ordinary shares held by an institutional investor, (iv) 222,000 Class A ordinary shares underlying the private placement units held by the Sponsor, (v) 80,000 Class A ordinary shares held by the underwriter, and (vi) 30,000 Class A ordinary shares underlying the units held by an institutional investor, as set forth in the Issuer's final prospectus filed with the SEC on May 26, 2026 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended.
- Shahal M. Khan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 3,789,857; shared voting power 0; sole dispositive power 3,789,857; shared dispositive power 0; aggregate amount beneficially owned 3,789,857 (30.87% of the class)
  Comment: (3) Consists of (i) 222,000 Class A ordinary shares underlying the private placement units held directly by Burtech Sponsor II LLC, a Delaware limited liability company and the sponsor of the Issuer ("Sponsor"), and (ii) 3,567,857 Class B ordinary shares held directly by the Sponsor, of which 514,286 Class B ordinary shares are subject to forfeiture if the underwriter does not exercise its over-allotment option in full. Shahal Khan and Roman Livson are the managing members of the Sponsor. Therefore, Mr. Khan and Mr. Livson have voting and investment power over the ordinary shares held by the Sponsor.
  
  (4) Based on 12,274,857 ordinary shares deemed to be outstanding, including (i) 8,000,000 Class A ordinary shares issued in the public offering, (ii) 3,567,857 Class B ordinary shares held the Sponsor, of which 514,286 Class B ordinary shares are subject to forfeiture if the underwriter does not exercise its over-allotment option in full, (iii) 375,000 Class B ordinary shares held by an institutional investor, (iv) 222,000 Class A ordinary shares underlying the private placement units held by the Sponsor, (v) 80,000 Class A ordinary shares held by the underwriter, and (vi) 30,000 Class A ordinary shares underlying the units held by an institutional investor, as set forth in the Issuer's final prospectus filed with the SEC on May 26, 2026 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended.
- Roman Livson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 3,789,857; shared voting power 0; sole dispositive power 3,789,857; shared dispositive power 0; aggregate amount beneficially owned 3,789,857 (30.87% of the class)
  Comment: (5) Consists of (i) 222,000 Class A ordinary shares underlying the private placement units held directly by Burtech Sponsor II LLC, a Delaware limited liability company and the sponsor of the Issuer ("Sponsor"), and (ii) 3,567,857 Class B ordinary shares held directly by the Sponsor, of which 514,286 Class B ordinary shares are subject to forfeiture if the underwriter does not exercise its over-allotment option in full. Shahal Khan and Roman Livson are the managing members of the Sponsor. Therefore, Mr. Khan and Mr. Livson have voting and investment power over the ordinary shares held by the Sponsor.
  
  (6) Based on 12,274,857 ordinary shares deemed to be outstanding, including (i) 8,000,000 Class A ordinary shares issued in the public offering, (ii) 3,567,857 Class B ordinary shares held the Sponsor, of which 514,286 Class B ordinary shares are subject to forfeiture if the underwriter does not exercise its over-allotment option in full, (iii) 375,000 Class B ordinary shares held by an institutional investor, (iv) 222,000 Class A ordinary shares underlying the private placement units held by the Sponsor, (v) 80,000 Class A ordinary shares held by the underwriter, and (vi) 30,000 Class A ordinary shares underlying the units held by an institutional investor, as set forth in the Issuer's final prospectus filed with the SEC on May 26, 2026 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Name of issuer: BurTech Acquisition Corp II
Address of issuer's principal executive offices: 5601 Arbor Lane, Coral Gables, Florida (FL), 33156

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by the following persons: (i) BURTECH SPONSOR II LLC, a Delaware limited liability company (the "Sponsor"), (ii) Shahal Khan, a managing member of the Sponsor and (iii) Roman Livson, also a managing member of the Sponsor. Each of the foregoing persons are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The address of the principal place of business for each of the Reporting Persons is: c/o BURTECH SPONSOR II LLC, 5601 Arbor Lane, Coral Gables, FL 33156.
Present principal occupation or employment: The Sponsor's principal business is to act as the Issuer's Sponsor. It is controlled by Shahal Khan and Mr. Livson for the purpose of investing in various liquid and illiquid investments. Mr. Khan and Mr. Livson serve as the managing members of the Sponsor. Mr. Khan also serves as the Chief Executive Officer and Chairman of the board of directors of the Issuer. Mr. Livson serves as a director and the Chief Financial Officer of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Entities: The Sponsor -BURTECH SPONSOR II LLC - Delaware limited liability company

Individuals:

Shahal Khan -- USA

Roman Livson - USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Founder Shares

In connection with the organization of the Issuer, the Sponsor paid $25,000 for 12,321,429 Class B ordinary shares, $0.0001 par value per share (the "Founder Shares"), after the surrender of 7,392,858 Founder Shares on April 17, 2026 for no consideration and after the surrender of 985,714 Founder Shares on May 21, 2026 for no consideration, or, approximately $0.006 per share in connection with the Issuer's initial public offering ("IPO") which closed on May 26, 2026. The Issuer's registration statement on Form S-1 (File No. 333-295232, the "Registration Statement") was declared effective on May 13, 2026, and its final prospectus, dated May 21, 2026, filed on May 26, 2026, pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, (the "Securities Act") (the "Final Prospectus"). See the Final Prospectus under the heading "CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS."

Public Units

On May 26, 2026, the Issuer closed its initial public offering of 8,000,000 units, at a price of $10.00 per unit (the "Public Units"), for an aggregate purchase price of $80,000,000. Each Public Unit consists of one ordinary share and one redeemable warrant (each, a "warrant"). Each warrant entitles the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (as described more fully in the Registration Statement).

Private Placement Units

On May 26, 2026, simultaneously with the closing of the Issuer's IPO, the Sponsor acquired 222,000 private placement units and an institutional investor acquired 30,000 private placement units ("Private Placement Units" and, together with the Public Units, the "Units") at $10.00 per Private Placement Unit, for an aggregate purchase price of $2,520,000, pursuant to a Private Placement Units Purchase Agreement dated May 21, 2026 between the Sponsor and the Issuer and a Founder Shares and Private Placement Units Agreement dated May 21, 2026 between the institutional investor and the Issuer (collectively, the "Private Placement Units Purchase Agreements"). The Private Placement Units are the same as the Public Units, except as described in the Registration Statement. The summary of such Private Placement Units Purchase Agreements contained herein is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as exhibits hereto.

The Reporting Persons continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to any restrictions described herein, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer's securities beneficially owned by the Reporting Persons in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of May 26, 2026, the Sponsor directly beneficially owned 3,789,857 ordinary shares comprised of (i) 222,000 Class A ordinary shares through the private placement units and (ii) 3,567,857 Class B ordinary shares held directly by the Sponsor, of which 514,286 Class B ordinary shares are subject to forfeiture if the underwriter does not exercise its over-allotment option in full (collectively, the "Sponsor Shares"). Each of Mr. Khan and Mr. Livson, as managing members of the Sponsor, may be deemed to beneficially own the Sponsor Shares.

The Sponsor Shares represent approximately 30.87%, of the 12,274,857 ordinary shares that were deemed to be outstanding following the Issuer's IPO as set forth in the Final Prospectus. Mr. Khan and Mr. Livson each may be deemed to beneficially own 3,789,857 ordinary shares, representing approximately 30.87% of the 12,274,857 ordinary shares that were deemed to be outstanding following the Issuer's IPO.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of May 26, 2026, the Sponsor directly beneficially owned 3,789,857 ordinary shares comprised of (i) 222,000 Class A ordinary shares underlying the private placement units and (ii) 3,567,857 Class B ordinary shares, of which 514,286 Class B ordinary shares are subject to forfeiture if the underwriter does not exercise its over-allotment option in full. Shahal Khan and Roman Livson are the managing members of the Sponsor. Therefore, Mr. Khan and Mr. Livson have voting and investment power over the ordinary shares held by the Sponsor.

The Sponsor Shares represent approximately 30.87%, of the 12,274,857 ordinary shares that were deemed to be outstanding following the Issuer's IPO . Mr. Khan and Mr. Livson each may be deemed to beneficially own 3,789,857 ordinary shares, representing approximately 30.87% of the 12,274,857 ordinary shares that were deemed to be outstanding following the consummation of the Issuer's IPO.
Transactions in the class effected during the past sixty days: Information with respect to all transactions in the ordinary shares of the Issuer beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and 6 incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Securities Subscription Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, the Sponsor paid $25,000 for 12,321,429 Class B ordinary shares, $0.0001 par value per share (the "Founder Shares"), after the surrender of 7,392,858 Founder Shares on April 17, 2026 for no consideration and after the surrender of 985,714 Founder Shares for no consideration on May 21, 2026, or approximately $0.006 per share pursuant to the Securities Subscription Agreement between the Issuer and the Sponsor, dated August 22, 2025 (the "Securities Subscription Agreement"). The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Insider Letter

On May 21, 2026, the Issuer entered into a letter agreement with the Issuer's directors, officers, the Sponsor and an institutional investor (collectively, the "Insiders"), (the "Letter Agreement"). Pursuant to the Letter Agreement, the founder shares, private placement units, private placement shares, and private placement warrants, are each subject to transfer restrictions pursuant to lock-up provisions. Except as described below, those lock-up provisions provide that such securities are not transferable or salable, (1) in the case of the founder shares, until the earlier to occur of: (A) one year after completion of the Issuer's initial business combination; or (B) if the closing price of the Issuer's ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing any time 150 days after completion of the Issuer's initial business combination, and (2) in the case of the private placement units, the private placement warrants included in the private placement units, and the respective Class A ordinary shares underlying the private placement units and private placement warrants until 180 days after the completion of the Issuer's initial business combination.

Notwithstanding the foregoing, if the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction after its initial business combination that results in all of its public shareholders having the right to exchange their ordinary shares for cash, securities or other property, the founder shares will be released from the lock-up. Holders of founder shares and private placement units (and any Class A ordinary shares issued upon exercise thereof) may only transfer or sell them (a) to the Issuer's officers, directors or employees, any affiliates or immediate family members (including trusts for their benefit) of any of the Issuer's officers, directors or employees, any members of the sponsor, any affiliates of a member of the sponsor or any employees of a member of the sponsor or a member's affiliates; (b) in the case of an individual, by gift to a member of the individual's immediate family members, to a trust, the beneficiary of which is a member of the individual's immediate family or an affiliate of such person, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers, in each case, made in connection with the consummation of a business combination at prices no greater than the price at which the securities were originally purchased; (f) in the event of the Issuer's liquidation prior to the completion of an initial business combination; (g) by virtue of the law of the Cayman Islands or the sponsor's limited liability company agreement upon dissolution of the sponsor; (h) in the event of the of the Issuer's completion of a liquidation, merger, share exchange, reorganization or other similar transaction which results in all of its public shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property subsequent to the completion of the Issuer's initial business combination; (i) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (a) through (h) above; provided, however, that in the case of clauses (a) through (e) and (i), these permitted transferees must enter into a written agreement agreeing to be bound by the transfer restrictions herein and the other restrictions contained in the Letter Agreement.

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Private Placement Units Purchase Agreement

On May 26, 2026, simultaneously with the closing of the Issuer's IPO, the Sponsor and an institutional investor, purchased an aggregate of 252,000 private placement units at a price of $10.00 per unit, or $2,520,000 in the aggregate. Each private placement unit consists of one ordinary share and one redeemable warrant. Of those 252,000 private placement units, the Sponsor purchased 222,000 private placement units pursuant to a Private Placement Units Purchase Agreement dated May 21, 2026 between the Sponsor and the Issuer; and, an institutional investor purchased 30,000 private placement units pursuant to a Founder Shares and Private Placement Units Purchase Agreements. The private placement units are identical to the public units sold in the offering except that private placement units (including the securities comprising such units) (i) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders thereof until 30 days after the completion of the Issuer's initial business combination, and (ii) will be entitled to registration rights.

The summary of the above referenced Private Placement Units Purchase Agreements contained herein is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as exhibits hereto.

Registration Rights Agreement

On May 21, 2026, in connection with the Issuer's IPO, the Issuer and the Insiders entered into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which the Holders (as defined therein) are entitled to request that the Issuer register certain of its securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the Holders have the right to include their securities in other registration statements filed by the Issuer.

The summary of the Registration Rights Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2 Securities Subscription Agreement, dated August 22, 2025, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on April 22, 2026).

Exhibit 99.3 Letter Agreement, dated May 21, 2026, among the Issuer, its officers and directors , the Sponsor and an institutional investor, (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 26, 2026).

Exhibit 99.4 Private Placement Units Purchase Agreement, dated May 21, 2026, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 26, 2026).

Exhibit 99.5 Founder Shares and Private Placement Units Agreement, dated May 21, 2026, by and between the Issuer and an institutional investor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 26, 2026).

Exhibit 99.5 Registration Rights Agreement, dated May 21 2026, between the Issuer and certain other security holders named therein (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 26, 2026).

## Signatures
- Burtech Sponsor II LLC: /s/ Shahal Khan, Shahal Khan / Managing Member (05/26/2026)
- Shahal M. Khan: /s/ Shahal Khan, Shahal Khan (05/26/2026)
- Roman Livson: /s/ Roman Livson, Roman Livson (05/26/2026)